United States securities and exchange commission logo





                           July 21, 2022

       Jamie Welch
       Chief Executive Officer, President
       Kinetik Holdings Inc.
       2700 Post Oak Boulevard, Suite 300
       Houston, Texas 77056

                                                        Re: Kinetik Holdings
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 12, 2022
                                                            File No. 333-266106

       Dear Mr. Welch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Scott Rubinsky